EXHIBIT 21.1

Ballston Spa Bancorp, Inc.

Subsidiaries

Name	State of Other Jurisdiction of Incorporation or Organization

Ballston Spa Bancorp, Inc.	New York
Ballston Spa National Bank	New York
BSNB Real Estate Company, Inc. (REIT)	New York